Press release

Hydrogenics Provides Update on First Quarter Business Activities
Production Delays in OnSite Generation business unit will cause
First Quarter Revenues to be between $4.5 and $6.5 million
MISSISSAUGA, Ontario — March 28, 2006 — Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS), a leading developer and manufacturer of hydrogen and fuel cell systems, today provided an update on its first quarter business activities.
“We concluded that production delays will cause near term revenue expectations for our OnSite Generation business to be lower than previously anticipated,” said Pierre Rivard, President and Chief Executive Officer of Hydrogenics. “The production delays are a result of supply chain and component quality issues, which we believe we are addressing through appropriate corrective measures. We anticipate that deliveries will return to historic levels commencing in the latter part of the fiscal year, once component procurement and production cycles are re-established.”
The Company anticipates that revenues will range between $4.5 and $6.5 million depending on deliveries made in the last week of the first quarter and meeting revenue recognition guidelines. Revenues in the OnSite Generation business unit are expected to be in the range of $1.3 to $2.3 million. Order flow and shipments in our Power Systems and Test Systems business units are meeting our expectations at this time. Additionally, the Company anticipates that it will secure a minimum of approximately $7.0 million of new orders in the first quarter of 2006.
“We are pleased by the continued demand for our products as evidenced by securing approximately $7.0 million of new orders in the quarter, the majority of which are attributable to our OnSite Generation business. These new orders, coupled with a record $20.4 million of new orders reported in the fourth quarter, provides a strong order backlog to execute against. We anticipate releasing our first quarter financial results on May 15, 2006 and will provide a comprehensive update at that time,” added Rivard.

Management will host a conference call and webcast at 10:30 a.m. EST today to discuss matters in greater detail. Participants should dial
416-695-5259 to access the conference call or visit the company’s website at least 15 minutes early to register for the webcast. The webcast will be available following the conference call on the company’s website.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.

For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com

Media Contact:
Jane Dalziel
Hydrogenics Corporation
Phone: +1-905-361-3639
Email: media@hydrogenics.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.